11019338

UNITED STATES
SECURITIES AND EXCHANGE CC
Washington, D.C. 20549

APPROVAL	
er:	3235-0123
	April 30, 2013
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47664

FACING PAGE

Information Required of Brokers-Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Santander Investment Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra Boyle	(212) 407-4542
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Grupo Santander

AFFIRMATION

We, Ignacio Mendive and Richard Ro, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Investment Securities, Inc., as of December 31, 2010 are true and correct. We further affirm that neither Santander Investment Securities, Inc. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/28/2011
Date

CEO / General Securities Principal
Title

Signature 2/28/2011
Date

Senior Vice President / Fin/Ops Principal
Title

Subscribed and sworn to before me on this
28th day of February 2011

Notary Public

ANGILIC CASALDUC
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CA6187188
Qualified in Richmond County
My Commission Expires May 19, 2012

Santander Investment Securities Inc.
45 East 53rd Street, New York, NY 10022 Telephone: (212) 350-3500 Fax: (212) 350-3535

SANTANDER INVESTMENT SECURITIES INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANTANDER INVESTMENT SECURITIES INC.
(S.E.C. I.D. No. 8-47664)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed Pursuant to Rule 17a-5(e)(3)
the Securities Exchange Act of 1934
and Regulation 1.10(g) under the
Commodity Exchange Act
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander Investment Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of Santander Investment Securities Inc. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 12, 13, 14, 15 and 16 are presented for purposes of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 28, 2011

SANTANDER INVESTMENT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

Cash	$ 375,393,238
Cash — segregated under Federal and other regulations	297,619,948
Deposits with clearing organizations	123,215,355
Receivables from broker-dealers, financial institutions and clearing organizations	11,936,743
Receivables from customers	32,722,850
Securities owned — at market value	1,222,529
Receivables from affiliates	2,005,291
Prepaid expenses	4,172,910
Deferred income taxes	11,000,000
Memberships in exchange — at cost (market value $377,752)	389,886
Other assets	7,742,923
TOTAL ASSETS	$ 867,421,673

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold, but not yet purchased — at market value	$ 547,744
Payables to broker-dealers, financial institutions and clearing organizations	38,081,749
Payables to customers	640,135,142
Bonus accrual and other payables to employees	37,158,266
Income tax payable	1,358,498
Accrued expenses and other liabilities	7,513,828
Total Liabilities	724,795,227
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value —1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	289,999,990
Accumulated deficit	(147,373,554)
Total Stockholder's Equity	142,626,446
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 867,421,673

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Santander Investment Securities Inc. (the "Company"), a Delaware corporation, is wholly owned by Santander Investment, S.A. (the "Parent"), which, in turn, is wholly owned by Banco Santander, S.A., a Spanish banking corporation (the "Ultimate Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered as a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"), is a member of the National Futures Association ("NFA") and is a registered investment adviser under Section 203(c) of the Investment Advisers Act of 1940.

Effective August 5, 2010, the Company is a clearing member of Chicago Mercantile Exchange Inc. ("CME"), Chicago Board of Trade, Inc. ("CBOT"), New York Mercantile Exchange, Inc. ("NYMEX") and Commodity Exchange, Inc. ("COMEX"). On November 17, 2010, the Company started the exchange traded derivatives business. The Company clears and executes trades for a customer, the Ultimate Parent, in the various futures and commodities exchanges on an omnibus basis. The commencement of such business resulted in a significant increase in the Company's assets and liabilities at December 31, 2010.

The Company's business activities include investment banking, institutional sales, trading and offering research reports of Latin American and European equity and fixed income securities. The Company clears its U.S. securities transactions through a third-party broker-dealer on an omnibus basis. International securities transactions are cleared through affiliates and other third parties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — In preparing the statement of financial condition, management makes estimates and assumptions that may affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. Such estimates include assumptions used in determining the fair value of financial instruments, certain amounts allocated among affiliates, income taxes and bonus accruals. Actual results could differ materially from these estimates.

Cash — The Company defines cash and cash equivalents to be highly liquid investments with original maturities of 90 days or less. Cash accounts are held at major money center banks.

Securities Owned and Securities Sold, but not yet Purchased — Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Securities owned or securities sold, but not yet purchased, are stated at quoted market values.

Receivables from and Payables to Broker-Dealers, Financial Institutions and Clearing Organizations — Receivables from and payables to broker-dealers, financial institutions and clearing organizations primarily represent Delivery versus Payment and Receipt versus Payment (DVP/RVP) trades past settlement date. In addition, it includes trade-date versus settlement-date accruals related to the Company's proprietary trading accounts and the net commissions earned on trades settling after year-end for these accounts and the futures related activities.

Receivables from and Payables to Customers — Customer securities transactions are recorded on a settlement-date basis. Receivables from and payables to customers include amounts due on cash and DVP/RVP securities transactions and cash deposits received from futures customers, to cover margin calls from commodity exchanges, and net unrealized gains and losses not yet remitted. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Securities Borrowed and Securities Loaned Transactions — Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed are included in receivables from broker-dealers, financial institutions and clearing organizations at contract value in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2010, the Company has received securities with a market value of $2,240,947 related to its securities borrowed transactions to satisfy delivery requirements. As of December 31, 2010, the Company had no securities loaned transactions. There were no securities pledged as of December 31, 2010.

Deposits with Clearing Organizations – Deposits with clearing organizations include cash deposited as margin as required by the CME related to the Company's futures business.

Membership in Exchange – Membership in exchange consists of shares of the IntercontinentalExchange purchased as ownership and a seat on that exchange. The shares and the seat are reflected at cost in the statement of financial condition.

Foreign Currency Translation — Assets and liabilities, denominated in foreign currencies, are translated at closing rates of exchange on December 31, 2010.

Income Taxes — The Company accounts for income taxes in accordance with the provisions of Financial Accounting Standards Board ("FASB") ASC740, Income Taxes ("ASC740"), which requires that an asset and liability approach be applied in accounting for income taxes, and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the statement of financial condition. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

New Accounting Pronouncements — In January 2010, the FASB issued guidance on improving disclosures about fair value measurements. The guidance requires additional disclosure on transfers in and out of Levels I and II fair value measurements in the fair value hierarchy and the reasons for such

transfers. In addition, for fair value measurements using significant unobservable inputs (Level III), the reconciliation of beginning and ending balances must be presented on a gross basis, with separate disclosure of gross purchases, sales, issuances, settlements and transfers in and transfers out of Level III. The new guidance also requires enhanced disclosures on the fair value hierarchy to disaggregate disclosures by each class of assets and liabilities. In addition, an entity is required to provide further disclosures on valuation techniques and inputs used to measure fair value for fair value measurements that fall in either Level II or Level III. Except for the Level III reconciliation disclosures, this guidance became effective for the Company beginning January 1, 2010. The adoption of this provision did not have a material impact on the Company's financial statements. The Level III reconciliation disclosures are effective for fiscal years beginning after December 15, 2010. The adoption of this provision is not expected to have a material impact on the Company's financial statements.

3. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

The amount reported in the statement of financial condition represents balances receivables from and payables to customers in connection with cash and DVP/RVP transactions and futures transactions. The receivables are collateralized by securities held by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition.

4. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Receivables from broker-dealers, financial institutions and clearing organizations include amounts receivables for securities not delivered by the Company to the purchaser by settlement date, proprietary, and customer cash and DVP/RVP transactions cleared through a U.S. broker-dealer on an omnibus basis or through non-U.S. affiliates and US futures transactions.

Payables to broker-dealers, financial institutions and clearing organizations primarily include amounts payables for securities not received by the Company from a seller by settlement date and balances related to US futures transactions.

Amounts receivables from and payables to broker-dealers, financial institutions and clearing organizations at December 31, 2010, consist of the following:

	Receivables	Payables
Deposits for securities borrowed	$ 2,390,500	$ -
Securities failed-to-deliver/receive	2,317,793	26,981,407
Receivables from/payables to clearing brokers and clearing organizations	7,228,450	10,321,828
Trade date accrual	-	778,514
	$ 11,936,743	$ 38,081,749

5. FAIR VALUE MEASUREMENTS

The Company applies the provision of ASC 820, *Fair Value Measurements and Disclosures*, which establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the

categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the statement of financial condition are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (restricted stocks); and

b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds and Latin American equities, which trade infrequently).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

A review of fair value hierarchy classifications is conducted on a monthly basis.

The Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2010 consisted of the following:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Securities owned				
Equities and American Depository Receipts	$ 1,222,529	$ -	$ -	$ 1,222,529
Other assets				
Money market funds	572,636	-	-	572,636
Mutual funds	2,570,469	-	-	2,570,469
Total	$ 4,365,634	$ -	$ -	$ 4,365,634
Liabilities:				
Securities sold, not yet purchased				
Equities and American Depository Receipts	$ 547,744	$ -	$ -	$ 547,744

Equities and American Depository Receipts are valued at quoted market prices. Shares of money market and mutual funds are valued at quoted market prices, which represent their net asset value at year end.

6. RELATED-PARTY TRANSACTIONS

The Company executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Some of these transactions are denominated in foreign currencies. As of and for the year ended December 31, 2010, the related-party balances were:

Assets:	
Receivables from broker-dealers, financial institutions and clearing organizations	$ 4,954,121
Receivables from customers	391,761
Receivables from affiliates	2,005,291
Liabilities:	
Payables to broker-dealers, financial institutions and clearing organizations	$ 26,906,433
Payables to customers - Ultimate Parent	634,146,466

Subordinated Loan Agreements — The Company has entered into a Revolving Subordinated Loan agreement ("Revolver") with its Ultimate Parent, effective June 8, 2010, not to exceed $250 million in aggregate with a maturity date of June 8, 2014. Any amounts advanced in accordance with this agreement will be considered net capital on the date drawn down. Such amount shall not be considered as equity in the calculation of the Company's Debt/Equity ratio. During the year, the Company

borrowed under the Revolver several times in the sum of $1,050,000,000 and subsequently repaid the entire amount. The average interest rate for the borrowings, under the Revolver, during the period was 0.40%.

Additionally, during the year the Company borrowed under a temporary subordination agreement in the amount of $600,000,000 from its Ultimate Parent, with a rate of 0.33%, which was subsequently repaid. The Revolver and the temporary subordination agreement were approved by FINRA in accordance with Appendix D of SEC Rule 15c3-1. At December 31, 2010, there were no advances outstanding under the Revolver or the temporary subordination agreement.

Membership in Exchange - The Ultimate Parent was approved as CME Rule 106.1 Affiliated Member Firm and owns the membership under this rule. The Company is a clearing member of the CME at no cost since the membership is owned by the Ultimate Parent and the business is performed exclusively for its benefit.

7. OTHER ASSETS AND ACCRUED EXPENSES AND OTHER LIABILITIES

At December 31, 2010, other assets primarily consisted of $4,277,556 fee income receivables resulting from capital market activities and $3,143,106 investment of voluntary deferred compensation. Accrued expenses and other liabilities primarily consist of $6,020,291 of accrued expenses.

8. INCOME TAXES

As of December 31, 2010, the Company's gross deferred tax asset is approximately $56.2 million, which is principally related to accrued expenses and federal and state net operating losses of approximately $155.5 million and $71 million, respectively (computed at a tax rate of 35% for federal and 8.63% for New York State). In 2010, the financial statements reflect a tax benefit for $11 million of the deferred tax assets since, in the opinion of management, it is more likely than not that the Company will recognize the deferred tax asset based upon its projected taxable income. The federal net operating loss carryover will begin expiring after December 31, 2017. The statute of limitations for 2007 through 2010 is open for federal, New York State, and New York City purposes.

No material uncertain tax positions existed during 2010 and at December 31, 2010.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) (the "Rule") of the Securities Exchange Act of 1934. The Company computes its minimum net capital requirement pursuant to the alternative method of the Rule, which requires net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $1,000,000.

As an FCM, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which states that the minimum net capital requirement is to be calculated as the greater of $1,000,000 or 8% of the domestic and foreign domiciled customer risk maintenance margin/performance bond requirements for all domestic and foreign futures and options on futures contracts, excluding the risk margin associated with naked long options positions.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Securities and Exchange Commission ("SEC") Rule 15c3-3.

At December 31, 2010, the Company's regulatory net capital, as defined under SEC and CFTC rules, was $96,846,797, which was $87,211,136 in excess of the minimum required net capital.

10. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $13,639,435 is segregated in a special reserve bank account held at JP Morgan Chase for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and cash of $283,980,513 is on deposit in customer segregated fund accounts held at JP Morgan Chase in accordance with the Commodity Exchange Act Rule 1.20.

11. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Leases — The Company has a noncancelable operating lease related to office space with a third party. Additionally, there are sublease arrangements with outside parties. The lease and subleases expire on July 31, 2014. These lease agreements, in addition to base rent, are subject to escalation based on certain costs incurred by the landlord.

Minimum future rent and sublease commitments under noncancelable leases at December 31, 2010, are as follows:

Years Ending December 31	Lease Payment Outflow	Sublease Payment Inflows
2011	$ 11,880,000	$ 10,567,250
2012	11,880,000	10,567,250
2013	11,880,000	10,567,250
2014	6,930,000	6,164,229
	$ 42,570,000	$ 37,865,979

Litigation — Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one amount within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. As of December 31, 2010, the Company is a defendant in civil actions arising out of the issuance of various securities. Due to the early stage of the actions, management is unable to evaluate the likely outcome and any possible loss cannot be estimated.

Guarantees — The Company is a member of exchanges and clearing houses. In the normal course of business the Company provides guarantees (that meet the accounting definition of guarantee under ASC 460, *Guarantees)* to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted. The maximum potential liability under these arrangements cannot be quantified; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability was recorded for these arrangements at December 31, 2010.

12. DEFERRED COMPENSATION AND BENEFIT PLANS

The Company is a participant, in conjunction with other affiliates, in a defined pension plan sponsored by Banco Santander New York Branch (the "Plan Sponsor"), covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes. Allocations of plan costs, assets, actuarial gains, and elements of plan performance between the affiliates have been determined by an actuary. On October 28, 2010, the Plan Sponsor has made the determination to freeze the defined pension plan effective December 31, 2010.

The amount recognized in the statement of financial condition is $4,628,271 representing the Company's share of pension liability and is included in bonus accrual and other payables to employees in the statement of financial condition. The Company also participates with other affiliates in an employee deferred compensation plan covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

At December 31, 2010, deferred compensation of $3,692,500 is included in bonus accrual and other payables to employees in the statement of financial condition. This deferred compensation plan has been established and approved by the Ultimate Parent and distributions will be made in three equal installments during the next three years starting in the 1st quarter of 2012. The distributions are dependent on certain contingencies but the Company does not estimate that any of these contingencies will affect the distributions.

13. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve executions of various securities and futures transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill their contractual obligations. The Company's counterparties include customers and certain related entities, generally U.S. institutional investors, and broker-dealers that are members of major regulated exchanges.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise.

The Company records customer securities and futures transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

In the normal course of business, the Company enters into foreign currency forward transactions to hedge securities settlements in various local markets. At December 31, 2010, the Company had no commitments to buy or sell foreign currency forwards.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities, which qualify as financial instruments under ASC 825, *Financial Instruments*, are carried at fair value or contracted amounts, which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term receivables, including securities borrowed, customer receivables, and certain other receivables. Similarly, the Company's liabilities, such as customer payables and certain other payables, are recorded at amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly their fair values are not materially affected by changes in interest rates.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events up to and including February 28, 2011, which is the date that this financial statements were available to be issued. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, this financial statement.

* * * * * *

SANTANDER INVESTMENT SECURITIES INC.

COMPUTATION OF NET CAPITAL FOR BROKERS-DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

	Per Audited Report	Per December 31, 2010 FOCUS Report Filed on January 26, 2011	Adjustments Increase (Decrease) (1)
COMPUTATION OF NET CAPITAL			
STOCKHOLDER'S EQUITY	$ 142,626,446	$ 140,264,069	$ 2,362,377
NONALLOWABLE ASSETS:			
Receivable from brokers-dealers and financial institutions	7,228,450	7,228,450	
Receivable from affiliates	2,005,291	1,782,498	222,793
Securities owned not readily marketable	61,818	61,818	
Memberships in Exchanges	389,886	389,886	
Deferred Tax Benefit	11,000,000	11,000,000	
Prepaid expenses	4,172,910	4,172,910	
Other assets	4,599,818	4,599,818	
Total nonallowable assets	29,458,173	29,235,380	222,793
OTHER DEDUCTIONS AND CHARGES	16,119,361	16,119,361	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	97,048,912	94,909,328	2,139,584
HAIRCUTS ON SECURITIES POSITIONS	202,115	202,115	-
NET CAPITAL	96,846,797	94,707,213	2,139,584
NET CAPITAL REQUIREMENT	9,635,661	9,635,661	-
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 87,211,136	$ 85,071,552	$ 2,139,584

Note (1) Adjustments relate to the following: (i) $217,225 represents the net effect of certain 2010 amounts related to accrued expenses; (ii) $222,793 relates to the effects of an increase to other receivables from an affiliate, (iii) $2,579,602 relates to an overaccrual of current year's income tax liability.

Except as included above, the Company amended and refiled its FOCUS as at December 31, 2010, on February 28, 2011. There were no material differences between the computation of net capital as computed above and that reported in the amended unaudited FOCUS.

SANTANDER INVESTMENT SECURITIES INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

CREDIT BALANCES:		
Free credit balances and other credit balances in customer accounts	$	4,383,695
Customers' securities failed-to-receive		21,299,240
Credits in receivable accounts over 30 days		1,002,272
Other customer credits		188,178
Total credit balances		26,873,385
DEBIT BALANCES:		
Customer debit items		23,744,413
Failed to deliver of customers' securities		3,047,741
Less: 3% of aggregate debit items		(803,765)
Total debit balances		25,988,389
RESERVE COMPUTATION — Excess of total credits over total debits	$	884,996
AMOUNT ON DEPOSIT IN "RESERVE BANK ACCOUNT"	$	13,639,436

There were no material differences between the above computation of reserve requirements and that reported by the Company in its unaudited FOCUS report as of December 31, 2010.

SANTANDER INVESTMENT SECURITIES INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2010 (for which instructions to reduce to possession or control had been issued as of December 31, 2010, but for which required action was taken by the Company within the time frames specified under Rule 15c3-3):

a. Market value	None
b. Number of items	None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2010, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

a. Market value	None
b. Number of items	None

SANTANDER INVESTMENT SECURITIES INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 31, 2010

Segregation Requirements:	
Net ledger balance - cash	$ 386,114,491
Net unrealized profit in open futures contracts	3,877,455
Market value of open options contracts purchased	8,660
Market value of open options contracts sold	(10,598)
Amount required to be segregated	$ 389,990,008
Funds in Segregated Accounts:	
Deposits in segregated funds bank accounts - cash	$ 283,980,513
Margin on deposits with clearing organizations - cash	107,842,526
Net settlements due to clearing organizations	(1,823,887)
Market value of open options contracts purchased	8,660
Market value of open options contracts sold	(10,598)
Total amount in segregation	389,997,214
Excess funds in segregation	$ 7,206

There were no material differences between the above computation of reserve requirements and that reported by the Company in its unaudited FOCUS report as of December 31, 2010.

SANTANDER INVESTMENT SECURITIES INC.

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 31, 2010

As the Company did not carry any foreign futures and foreign options customers' accounts at December 31, 2010, there were no requirements pursuant to Regulation 30.7 under the Commodity Exchange Act to hold funds in separate accounts.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Santander Investment Securities Inc.
45 East 53rd Street
New York, New York 10022

In planning and performing our audit of the financial statements of Santander Investment Securities Inc. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP